NO ACT

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1-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010755

March 11, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-10

Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

Dear Mr. Palm:

This is in response to your letter dated January 11, 2010 concerning the shareholder proposal submitted to Goldman Sachs by the Nathan Cummings Foundation, the Benedictine Sisters of Mt. Angel, the Sisters of St. Francis of Philadelphia, the Edward W. Hazen Foundation, the Funding Exchange, and the Benedictine Sisters of Mount St. Scholastica, Inc. We also have received a letter from the Nathan Cummings Foundation dated February 3, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: The Nathan Cummings Foundation and co-proponents
c/o Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, Fourteenth Floor
New York, NY 10018

cc: The Edward W. Hazen Foundation
90 Broad Street, Suite 604
New York, NY 10004

Ron Hanft
Associate Director
The Funding Exchange
666 Broadway, Suite #500
New York, NY 10012

March 11, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

The proposal requests that the compensation committee initiate a review of the company's executive compensation policies and make available a report of that review.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2010

Via E-mail to Shareholderproposals@sec.gov

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Goldman Sachs Group, Inc. to omit shareholder proposal submitted by the Nathan Cummings Foundation, the Benedictine Sisters of Mt. Angel and co-filers

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Nathan Cummings Foundation (the "Foundation") and the Benedictine Sisters of Mt. Angel (together, the "Primary Filers"), together with several co-filers, submitted a shareholder proposal (the "Proposal") to Goldman Sachs Group, Inc. ("Goldman Sachs" or the "Company"). The Proposal asks the Compensation Committee of Goldman Sachs' board of directors to review the Company's executive compensation policies and report to shareholders on several matters, including senior executive compensation at the Company, median compensation of Goldman Sachs employees, an analysis of the gap between those two pay levels, an assessment of whether senior executive compensation at the Company is "excessive" and a discussion of whether large layoffs or the level of pay of Goldman Sachs' lowest-paid workers should result in an adjustment of senior executive compensation.

By letter dated January 11, 2010, Goldman Sachs stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2010 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Goldman Sachs argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(3), which allows exclusion of a proposal that violates any of the Commission's other proxy rules, including Rule 14a-9's ban on materially false or misleading statements. Because Goldman Sachs has not met its burden of showing that the Proposal is materially false or misleading, and because the Primary Filers are willing to amend the Proposal to clarify one of the statements identified by Goldman Sachs, we respectfully urge that Goldman Sachs' request for relief should be denied.

Goldman Sachs' first objection is to a statement in the supporting statement attributed to Judge Richard Posner of the Seventh Circuit Court of Appeals. Goldman Sachs is right that the statement is actually a paraphrase of Judge Posner's views by the

New York Times, though the paraphrase quite accurately represents Judge Posner's own statements, made in the context of the mutual fund industry. The Primary Filers are happy to clarify both the source of the statement and the broader context if the Staff believes that would be useful to shareholders.

Goldman Sachs' second complaint is more difficult to understand. The Company asserts that the paragraph in the Proposal's supporting statement discussing the Executive Pay Shareholder Approval Act (as well as Judge Posner's statement) "purport to invoke U.S. federal judicial and legislative authority to give a false impression as to the federal regulatory backdrop to the Proposal."

Goldman Sachs does not, however, explain what this "false impression" consists of. The statements were offered in support of the assertion in the supporting statement's first paragraph that public concern over executive compensation is at a high level. Both legislative initiatives and judicial pronouncements can serve as evidence of such concern. Neither statement is "objectively false," as Goldman claims. Indeed, new legislative and regulatory initiatives under way since the Proposal was submitted show even more concern and activity on this issue. Moreover, contrary to Goldman Sachs' claim, the description of the Executive Compensation Shareholder Approval Act does not state or suggest that this legislation has been enacted.

For these reasons, Goldman Sachs has fallen far short of the showing necessary to meet its burden of proving that it is entitled to exclude the entire Proposal in reliance on Rule 14a-8(i)(3). Accordingly, we ask that the Company's request for relief be denied.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,



Laura J. Shaffer

cc: Gregory K. Palm
Executive Vice President and General Counsel
Goldman Sachs Group, Inc
Fax # 212-482-3966

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the Benedictine Sisters of Mt. Angel, the Nathan Cummings Foundation and Co-Filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the Benedictine Sisters of Mt. Angel and the Nathan Cummings Foundation, as the primary proponents. The Company also received letters from the Sisters of St. Francis of Philadelphia, The Edward W. Hazen Foundation, Funding Exchange and Benedictine Sisters of Mount St. Scholastica, Inc. as co-filers of the Proposal. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the primary proponents, the co-filers and Walden Asset Management (at the request of a co-filer) as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED: shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. *A comparison of the total compensation package of senior executives and our employees' median wage in the United States in July 2000, July 2004 & July 2009.*

2. *An analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend.*

3. *An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified to be kept within reasonable boundaries.*

4. *An explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to "more reasonable and justifiable levels" and whether Goldman Sachs should monitor this comparison going forward."*

The supporting statement included in the Proposal is set forth in Exhibit A.

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. The Company believes that objectively false statements included in the supporting statement of the Proposal are false and misleading in a manner that will materially misrepresents the legislative and judicial backdrop for the proposal.

The Staff has allowed exclusion of an entire proposal that contains false and misleading statements. *See, e.g., State Street Corp.* (Mar. 1, 2005). In *State Street*, the proponent's proposal purported to request shareholder action under a section of state law that had been recodified. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that exclusion was permitted under Rule 14a-8(i)(3) because the submission was based upon a false premise that made it materially misleading to shareholders.

Similarly, the supporting statement of the Proposal includes a number of materially false and misleading statements in an effort to establish a basis on which shareholder should cast their votes. In the third paragraph of the supporting statement, the Proponent attributes a quote to Judge Richard Posner which he did not make: "executive pay is out of control and the marketplace cannot be trusted to rein it in." This is not a quote by Judge Posner – it is a quote from a New York Times columnist characterizing Judge Posner's dissenting opinion in a case regarding fees paid to mutual fund investment advisors. In his dissenting opinion in that case, Judge Posner does refer to "growing indications that executive compensation in large publicly traded firms often is excessive because of the feeble incentives of boards of directors to police compensation." *Jones* v. *Harris*, 537 F.3d 728 at 730 (7th Cir. 2008) (Posner, J., dissenting). Judge Posner's opinion does discuss the market drivers relating to board approval of compensation, but does so in the context of the mutual fund industry.

Immediately following this misquote, the Proposal states that: "Legislative attempts to address executive compensation include the Excessive Pay Shareholder Approval Act, which mandates that no employee's compensation may exceed 100 times the average compensation paid to all employees of a given company unless at least 60% of shareholders vote to approve such compensation." This statement is false in that it refers to the Excessive Pay Shareholder Approval Act as legislation that has been enacted and is currently in effect. This proposed legislation was included in a bill that was introduced in the U.S. Senate on May 7, 2009 and referred to the Committee on Banking, Housing, and Urban Affairs. The bill does not appear to have advanced since that date.

The remainder of the supporting statement consists of references to press articles and surveys. The statements in the third paragraph stand out from the others in that they purport to invoke U.S. federal judicial and legislative authority to give a false impression as to the federal regulatory backdrop to the Proposal. We believe that these objectively false statements, which are the only regulatory references in the supporting statement, would materially mislead shareholders as to the context of the Proposal.

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Sister Judy Byron, OP, Benedictine Sisters of Mt. Angel, The Sisters of St. Francis of Philadelphia and Benedictine Sisters of Mount St. Scholastica (w/attachment)
Laura J. Shaffer, Nathan Cummings Foundation (w/attachment)
The Edward W. Hazen Foundation (w/attachment)
Ron Hanft, Funding Exchange (w/attachment)
Timothy Smith, Walden Asset Management (w/attachment)

Exhibit A

Text of Proposal and Supporting Statement

Pay Disparity

Recent events have increased concerns about the extraordinarily high levels of executive compensation at many U.S. corporations. Concerns about the structure of executive compensation packages have also intensified, with some suggesting that the compensation system incentivized excessive risk-taking.

In a Forbes articles on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly–excessively costly–to shareholders." Another study by Glass Lewis & Co. declared that compensation packages for the most highly paid U.S. executives "have been so over-the-top that they have skewed the standards for what's reasonable." That study also found that CEO pay may be high even when performance is mediocre or dismal.

In 2008, Federal Appeals Court Judge Richard Posner stated that, "executive pay is out of control and the market place cannot be trusted to rein it in." Legislative attempts to address executive compensation include the Excessive Pay Shareholder Approval Act, which mandates that no employee's compensation may exceed 100 times the average compensation paid to all employees of a given company unless at least 60% of shareholders vote to approve such compensation.

A 2008 piece in BusinessWeek revealed that, "Chief executive officers at companies in the Standard & Poor's 500-stock index earned more than $4,000 an hour each [in 2007]." It also noted that an S&P 500 CEO had to work, on average, approximately 3 hours in 2007 "to earn what a minimum wage worker earned for the full year."

A September 2007 study of Fortune 500 firms showed that top executives' pay averaged $10.8 million the previous year, or more than 364 times the pay of the average U.S. worker. Another study by the Economic Policy Institute found that between 1989 and 2007, average CEO pay rose by 163% while the wages of the average worker in the United States rose by only 10%.

RESOLVED: shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. A comparison of the total compensation package of senior executives and our employees' median wage in the United States in July 2000, July 2004 & July 2009.

2. An analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend.

3. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified to be kept within reasonable boundaries.

4. An explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to "more reasonable and justifiable levels" and whether Goldman Sachs should monitor this comparison going forward.